May 5, 2009

Via EDGAR and Federal Express

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Mail Stop 7010

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Golden Star Resources Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 25, 2009
File No. 1-12284

Dear Mr. Schwall:

On behalf of Golden Star Resources Ltd. (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated April 21, 2009 (the “SEC Letter”) regarding the above-referenced filing.

For the convenience of the Staff, we have transcribed the comment being addressed, along with the Company’s response thereto. Responses are numbered to reference the appropriate comment number.

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors, page 20

We may incur substantial loss in the future…, page 20

Comment 1: We note your response to our comment in the most recent review of your Form S-3, file number 333-155767, dated March 24, 2009 in which you committed to and made changes to a risk factor identical to the one titled above in your Form S-3 to reflect “that you have incurred and will continue to incur substantial losses that may affect your ability to service debts as they become due [and] your upward trend in fixed charges [] and [] how this affects your debt service capacity.” Please revise your Form 10-K to reflect the changes made to the same risk factor in your Form S-3 pursuant to our comments.

Michelle H. Shepston — 303 892 7344 — michelle.shepston@dgslaw.com

May 5, 2009

Response: The Company proposes to include the updated risk factor in its Form 10-Q for the quarter ended March 31, 2009, which is expected to be filed on May 6, 2009.

Description of Properties, page 30

Comment 2: We note the sections entitled “Ghanaian Ownership and Special Rights,” “Ghanaian Royalty Requirements,” “Ghanaian Environmental Regulations” and “Environmental Laws and Regulations.” Please revise your filing to provide comparable disclosures about the other nations in which you have operations or advise why you believe such disclosure is not required.

Response: The Company does not have operational properties in the production phase in any country other than Ghana. It does not therefore produce revenue in any other country, and none of the properties outside of Ghana are deemed to be material to the Company at this time. We have reviewed the property disclosure requirements and guidance in Item 101 and Item 102 of Regulation S-K and SEC Industry Guide 7 and do not believe additional disclosure is required for any additional nations.

Development Projects, page 55

Comment 3: Discuss your anticipated capital expenditures for 2009. We note comparable disclosure under “Exploration Plans.”

Response: The Company’s anticipated capital expenditures for 2009 are discussed on page 56 of its Annual Report on Form 10-K for the year ended December 31, 2008. The disclosure is reproduced for your convenience below.

“Our expected 2009 capital budget is substantially lower than in recent years at $38 million, down from $76.7 million spent in 2008. The budget includes $10 million for Hwini-Butre development, $12 million for additional sulfide pit development at Bogoso, $6 million for deferred exploration and mine site drilling and $10 million of sustaining capital mostly at Bogoso and Wassa.”

Certifications, exhibits 31.1 and 31.2

Comment 4: Please revise your certifications to match the exact form set forth in Item 601(b)(31) of Regulation S-K, including the improper use of the word “Registrant” as a defined term and the omission in paragraph 4(d) of the word “annual” in the phrase, “an annual report.”

May 5, 2009

Response: The Company will make the requested revisions in future filings.

Schedule 14A filed April 7, 2009

Compensation Discussion and Analysis, page 7

Comment 5: Provide your targeted planned performance targets and corporate performance goals and objectives (collectively “targets”) in addition to a description of the specific levels of achievement of each named executive officer relative to the targets as well as any additional information pertaining to each individual’s performance that the compensation committee considered in determining specific payout levels for 2008. See Item 402(b)(1) of Regulation S-K and Regulation S-K compliance & Disclosure Interpretations Questions 118.04 and 118.05.

If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

Response: As disclosed in the Company’s Schedule 14A filed April 7, 2009 (“Proxy Circular”), for 2008 the Company established performance objectives and targets for named executive officers based on a combination of achievement of corporate performance objectives and achievement of individual performance measures.

As set forth on page 9 of the Proxy Circular, “For 2008, corporate performance objectives included achieving budgeted production and cash costs from Bogoso/Prestea and Wassa, mineral reserve and resource replacement and free cash flow targets. The 2008 corporate objectives were defined in the 2008 operating plan and budget . . . .” The Company has established a confidential internal strategic planning process. The result of this process is its internal operating plan and budget, which drives the Company’s acquisition and capital raising decisions, capital expenditures, employee recruitment and expense control efforts. Targets are set for the Company’s executive officers each year for compensation purposes based upon its internal operating plan and budget, and such targets in general exceed the Company’s public guidance. The Company selects the specific targets for compensation purposes because they represent key components of the operating plan and budget. The targets exceed the Company’s public guidance so as to encourage performance by its executives beyond the public guidance in order to earn the maximum incentive bonus payouts. The targets in any given year may reflect long term strategic plans and goals that are not ripe for disclosure to the public. The disclosure of actual performance targets could provide the Company’s competitors with insight into acquisition and development plans, which could cause the Company competitive harm. In addition, as discussed below, the disclosure of internal performance targets that differ from public guidance could be confusing and misleading to investors, and the Company’s management could be forced to divert substantial time and attention from the Company’s operations to manage and handle investor concerns.

May 5, 2009

The Company believes that the specific performance targets derived from its internal operating plan and budget are not material to an understanding of the compensation of its executive officers, would be of relatively little value to investors and furthermore could be misleading. The disclosure is not material in that there is a specifically limited range of targets and of incentive payments, which limits are expressly communicated to the shareholders in the Compensation Discussion and Analysis and in the compensation table provided pursuant to Item 402(b) of Regulation S-K. The Company believes its shareholders have the material information they need, without disclosure of actual targets, to understand that achievement under the incentive bonus plan is intended to be challenging and require superior performance, and that payouts for such superior performance are bounded. To this end, the Company will enhance its disclosure in future filings to discuss the Compensation Committee’s assessment of the degree of difficulty in achieving the levels of performance, but without providing specific levels of achievement of the component performance goals. In addition, the disclosure of the targets could confuse investors who generally focus on the Company’s public guidance, given that the production and cash costs targets, for example, have similar metrics as the public guidance, but are based on different probabilities that the metrics will be achieved.

Individual performance measures for each named executive officer are set based on a combination of corporate goals and plans and individual career and process development considerations and often involve very subjective standards. These measures are also derived from the confidential internal strategic planning process and often reflect long-term strategic plans and goals. For this reason, the Company believes that disclosure of such individual performance measures would result in competitive harm to the Company. In addition, the Company has analyzed whether the individual performance targets are material in the context of its executive compensation policies or decisions. Because of (i) the number of factors that are included in the overall calculation of performance for purposes of determining the incentive bonus awards and (ii) the subjective nature of many of the individual performance measures, none of the individual performance targets individually is material to an understanding of the named executive officer’s incentive bonus. The Company will endeavor in future filings to provide any additional information relating to each individual’s performance that the Compensation Committee considered in determining payout levels.

Compensation Benchmarking Relative to Market, page 8

Comment 6: We note your reliance on “compensation survey data from other sources” not provided by your compensation consultant which you use to “analy[ze] and assess[] salaries at comparable companies and align[] base salaries for NEOs.” Please provide information regarding the source of “compensation survey data from other sources” upon which you relied, including the components of the information and the component companies. See Item 402(b)(2)(xiv) of Regulation S-K.

May 5, 2009

Response: As disclosed in the Proxy Circular, the Company “has in the past also referred to compensation survey data from other sources.” It did not rely on such information in 2008, and therefore the Company believes no such disclosure is required.

The Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please call the undersigned at (303) 892-7344 if you wish to discuss these matters.

Sincerely,

/s/ Michelle H. Shepston
for DAVIS GRAHAM & STUBBS LLP

cc:	D. Brown (SEC)
J. Labate (Golden Star)